OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___ )*

FACTORY CARD & PARTY OUTLET CORP.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
303051106
(CUSIP Number)
Michael Correale
Amscan Holdings, Inc.
80 Grasslands Road, Elmsford, New York 10523
(914) 345-2020
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with copies to:
David C. Chapin
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Telephone: (617) 951-7000
November 6, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	303051106	SCHEDULE 13D	Page	2	of	8

1	NAMES OF REPORTING PERSONS AAH Holdings Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) 20-1033029

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,136,296* (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

3,136,296* (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,136,296* (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

91.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO, HC

*	Shared only by virtue of the fact that Amscan Acquisition, Inc., the record holder of the shares, is an indirect wholly-owned subsidiary of Amscan Holdings, Inc., which in turn is a wholly-owned subsidiary of AAH Holdings Corporation. AAH Holdings Corporation disclaims beneficial ownership of such shares under Rule 13d-4.

**	The calculation of the percentage referred to herein is based on 3,436,934 shares of Common Stock issued and outstanding as of November 14, 2007, as disclosed to the Reporting Persons by Factory Card & Party Outlet Corp.

CUSIP No.	303051106	SCHEDULE 13D	Page	3	of	8

1	NAMES OF REPORTING PERSONS Amscan Holdings, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) 13-3911462

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,136,296* (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

3,136,296* (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,136,296* (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

91.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

*	Shared only by virtue of the fact that Amscan Acquisition, Inc., the record holder of the shares, is an indirect wholly-owned subsidiary of Amscan Holdings, Inc., which in turn is a wholly-owned subsidiary of AAH Holdings Corporation. Amscan Holdings, Inc. disclaims beneficial ownership of such shares under Rule 13d-4.

**	The calculation of the percentage referred to herein is based on 3,436,934 shares of Common Stock issued and outstanding as of November 14, 2007, as disclosed to the Reporting Persons by Factory Card & Party Outlet Corp.

CUSIP No.	303051106	SCHEDULE 13D	Page	4	of	8

1	NAMES OF REPORTING PERSONS Amscan Acquisition, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) 42-1738623

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,136,296 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

3,136,296 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,136,296 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

91.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

*	The calculation of the percentage referred to herein is based on 3,436,934 shares of Common Stock issued and outstanding as of November 14, 2007, as disclosed to the Reporting Persons by Factory Card & Party Outlet Corp.

CUSIP No.	303051106	SCHEDULE 13D	Page	5	of	8
     This statement is filed by AAH Holdings Corporation, a Delaware corporation (“AAH Holdings”), Amscan Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of AAH Holdings (“Parent”), and Amscan Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), and relates to the tender offer by Purchaser and Parent (the “Offer”) to purchase all outstanding shares of common stock (the “Common Stock”), $0.01 par value per share (the “Shares”), of Factory Card & Party Outlet Corp., a Delaware corporation (“Factory Card”), at $16.50 per Share, net to the seller in cash, less any required withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 1, 2007, as amended on October 19, 2007 (the “Offer to Purchase”), incorporated by reference from Exhibit (a)(1)(A) of the Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on October 1, 2007, as amended (the “Schedule TO”), and the related Form of Letter of Transmittal, as amended, incorporated by reference from Exhibit (a)(1)(B) of the Schedule TO.
     Parent and Purchaser commenced the Offer pursuant to an Agreement and Plan of Merger, dated September 17, 2007 (the “Merger Agreement”), among Parent, Purchaser and Factory Card, incorporated by reference from Exhibit 2.1 of Parent’s Form 8-K filed with the SEC on September 18, 2007. After consummation of the Offer, Purchaser will merge with and into Factory Card (the “Merger”), whereupon Purchaser’s separate corporate existence will cease and Factory Card will continue as the surviving corporation and as a wholly-owned subsidiary of Parent.
ITEM 1.	SECURITY AND ISSUER.
     This statement on Schedule 13D (the “Statement”) relates to the Common Stock, $0.01 par value per share, of Factory Card, a Delaware corporation. The principal executive offices of Factory Card are located at 2727 Diehl Road, Naperville, Illinois 60563-2371.
ITEM 2.	IDENTITY AND BACKGROUND.
     This Statement is being jointly filed by AAH Holdings, Parent and Purchaser (collectively, the “Reporting Persons”) pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended (the “Act”). Set forth below is certain information with respect to each Reporting Person.
AAH Holdings
     AAH Holdings is a Delaware corporation primarily owned by Berkshire Partners LLC (“Berkshire”), Weston Presidio and AAH Holdings management. AAH Holdings designs, manufactures, and distributes party goods, including paper and plastic tableware, metallic balloons, accessories, novelties, gifts and stationery. AAH Holdings’ principal executive office is located at 80 Grasslands Road, Elmsford, NY 10523. The following Berkshire funds collectively own a majority of AAH Holdings’ equity securities: Berkshire Fund V, Limited Partnership, a Massachusetts limited partnership (“Fund V”); Berkshire Fund VI, Limited Partnership, a Massachusetts limited partnership (“Fund VI”); Berkshire Investors LLC, a Massachusetts limited liability company (“Berkshire Investors”); and Berkshire Investors III LLC, a Massachusetts limited liability company (“Berkshire Investors III,” and, together with Fund V, Fund VI, and Berkshire Investors, the “Funds”).
     Fifth Berkshire Associates LLC, a Massachusetts limited liability company (“Fifth Berkshire”), is the general partner of Fund V. Sixth Berkshire Associates LLC, a Massachusetts limited liability company (“Sixth Berkshire”), is the general partner of Fund VI.
     Berkshire, a Massachusetts limited liability company, is a leading private equity firm. Berkshire’s principal executive office is located at One Boston Place, Suite 3300, Boston, MA 02108. The managing directors of Berkshire are: Michael C. Ascione, Bradley M. Bloom, Jane Brock-Wilson, Kevin T. Callaghan, J. Christopher Clifford, Carl Ferenbach, Christopher J. Hadley, Lawrence S. Hamelsky, Ross M. Jones, Richard K. Lubin, David R. Peeler and Robert J. Small (the “Berkshire Principals”). The Berkshire Principals are also the managing members of Fifth Berkshire, Sixth Berkshire, Berkshire Investors and Berkshire Investors III.
     During the last five years, none of AAH Holdings, the Funds, Fifth Berkshire, Sixth Berkshire, nor Berkshire, and none of their directors or executive officers, has been (1) convicted in a criminal proceeding

CUSIP No.	303051106	SCHEDULE 13D	Page	6	of	8
(excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Parent
     Parent is a Delaware corporation with its principal executive office located at 80 Grasslands Road, Elmsford, NY, 10523. Parent is a direct wholly-owned subsidiary of AAH Holdings. Parent designs, manufactures and distributes decorative party goods, including paper and plastic tableware, accessories and novelties. Parent also designs and distributes home, baby, wedding and other gift items.
     During the last five years, neither Parent nor any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Purchaser
     Purchaser is a Delaware corporation that was organized for the purpose of acquiring all of the outstanding Shares of Common Stock of Factory Card and, to date, has engaged in no other activities other than those incidental to the Merger Agreement and the Offer. Purchaser is a direct wholly-owned subsidiary of Parent and its principal executive office is located at c/o Berkshire Partners LLC, One Boston Place, Boston, MA 02108.
     During the last five years, neither Purchaser nor any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Directors and Executive Officers of AAH Holdings, Parent, Purchaser and Managing Directors of Berkshire
     Set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of AAH Holdings, Parent, Purchaser and each managing director of Berkshire:
(1)	name;

(2)	business address;

(3)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)	citizenship.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     The information set forth in Section 10 “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
     On November 9, 2007, Purchaser paid Wells Fargo Bank, N.A., the depositary for the Offer, $49,300,878 (the “Initial Payment”). The Initial Payment represented payment for 2,987,932 Shares, at $16.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, which were tendered in the initial offering period which expired at 12:00 midnight, Eastern time, on November 5, 2007. On November 6, 2006, Parent and

CUSIP No.	303051106	SCHEDULE 13D	Page	7	of	8
Purchaser commenced a subsequent offering period for all of the remaining outstanding Shares of Factory Card that expires at 11:59 p.m., Eastern time, on November 15, 2007. Purchaser has accepted for payment those Shares that have been tendered in the subsequent offering period, which as of 5:00 p.m. on November 14, 2007 was 3,136,296 Shares representing approximately 91.3% of the outstanding Shares, and payment for such Shares will be made promptly. Additional Shares tendered in the subsequent offering period will be accepted for payment as they are tendered and payment will be made promptly.
     Payment for all remaining outstanding Shares, including those Shares tendered in the subsequent offering period and Shares purchased in connection with the subsequent short-form Merger (including payments with respect to restricted stock, outstanding stock options and warrants and the assumption of debt), is estimated to be $21,361,462.
ITEM 4.	PURPOSE OF TRANSACTION.
     The information set forth and/or incorporated by reference above is hereby incorporated by reference into this Item 4.
     (a) — (j) Parent and Purchaser entered into the Merger Agreement and commenced the Offer with the intent of acquiring control of, and the entire common equity interest in, Factory Card. Upon consummation of the Merger, Purchaser will be merged with and into Factory Card and Factory Card will become a wholly-owned subsidiary of Parent.
     The information set forth in the “Introduction” of the Offer to Purchase; Section 6 “Price Range of the Shares; Dividends on the Shares” of the Offer to Purchase; Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations” of the Offer to Purchase; Section 11 “Contacts and Transactions with Factory Card; Background of the Offer” of the Offer to Purchase; Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Factory Card” of the Offer to Purchase; and Section 13 “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
     The information set forth and/or incorporated by reference above is hereby incorporated by reference into this Item 5.
     (a) — (c) As a result of the Offer, as of November 14, 2007, Purchaser is the direct beneficial owner of 3,136,296 Shares, representing beneficial ownership (as defined by the Act) of approximately 91.3% of the outstanding Shares on a fully diluted basis. The calculation of the foregoing percentage is based on the number of Shares disclosed to the Reporting Persons by Factory Card as issued and outstanding as of November 14, 2007.
     Except as set forth herein, no director or executive officer of the Reporting Persons beneficially owns any Shares of Common Stock of Factory Card. By virtue of their relationships with Purchaser, AAH Holdings and Parent may be deemed under SEC rules to have shared power to vote and dispose of, or to direct the vote and disposition of, the Shares beneficially owned by Purchaser. Beneficial ownership is shared only by virtue of the fact that Purchaser, the record holder of the Shares, is a subsidiary of Parent, which in turn is a wholly-owned subsidiary of AAH Holdings. AAH Holdings and Parent expressly disclaim beneficial ownership of such Shares under Rule 13d-4.
     The information set forth in the “Introduction” of the Offer to Purchase; Section 9 “Certain Information Concerning Parent and the Purchaser” of the Offer to Purchase; Section 11 “Contacts and Transactions with Factory Card; Background of the Offer” of the Offer to Purchase; Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Factory Card” of the Offer to Purchase; Section 13 “Dividends and Distributions” of the Offer to Purchase; and Annex I “Directors and Executive Officers of Parent, Purchaser, and AAH Holdings and Managing Directors of Berkshire” to the Offer to Purchase is incorporated herein by reference.
     Except as set forth in this Item 5, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

CUSIP No.	303051106	SCHEDULE 13D	Page	8	of	8
     (d) — (e) Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     The information set forth and/or incorporated by reference above is hereby incorporated by reference into this Item 6.
     In addition, the Merger Agreement and the information set forth in the “Introduction” of the Offer to Purchase; Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations” of the Offer to Purchase; Section 11 “Contacts and Transactions with Factory Card; Background of the Offer” of the Offer to Purchase; Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Factory Card” of the Offer to Purchase; Section 13 “Dividends and Distributions” of the Offer to Purchase; Section 14 “Certain Conditions of the Offer” of the Offer to Purchase; and Section 15 “Certain Legal Matters” of the Offer to Purchase are incorporated herein by reference.
ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Offer to Purchase dated October 1, 2007 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Amscan Holdings, Inc. and Amscan Acquisition, Inc. with the Securities and Exchange Commission on October 1, 2007, as amended).

2	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Amscan Holdings, Inc. and Amscan Acquisition, Inc. with the Securities and Exchange Commission on October 1, 2007, as amended).

3	Agreement and Plan of Merger dated September 17, 2007, by and between Amscan Holdings, Inc., Amscan Acquisition, Inc. and Factory Card & Party Outlet Corp. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Amscan Holdings, Inc. with the Securities and Exchange Commission on September 18, 2007).

4	ABL Credit Agreement dated May 25, 2007 (incorporated herein by reference to Exhibit 10.02 to the Current Report on Form 8-K filed by Amscan Holdings, Inc. with the Securities and Exchange Commission on June 1, 2007, as amended).

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: November 15, 2007

AMSCAN ACQUISITION, INC.
By:	/s/ Robert J. Small
	Name:	Robert J. Small
	Title:	President

AMSCAN HOLDINGS, INC.
By:	/s/ Michael Correale
	Name:	Michael Correale
	Title:	Chief Financial Officer

AAH HOLDINGS CORPORATION
By:	/s/ James M. Harrison
	Name:	James M. Harrison
	Title:	President

Exhibit 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the beneficial ownership of Common Stock, $0.01 par value per share, of Factory Card & Party Outlet Corp. is being filed with the Securities and Exchange Commission on behalf of each of them. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated: November 15, 2007

AMSCAN ACQUISITION, INC.
By:	/s/ Robert J. Small
	Name:	Robert J. Small
	Title:	President

AMSCAN HOLDINGS, INC.
By:	/s/ Michael Correale
	Name:	Michael Correale
	Title:	Chief Financial Officer

AAH HOLDINGS CORPORATION
By:	/s/ James M. Harrison
	Name:	James M. Harrison
	Title:	President

SCHEDULE 1
DIRECTORS AND EXECUTIVE OFFICERS OF AAH HOLDINGS, PARENT, PURCHASER AND MANAGING DIRECTORS OF BERKSHIRE
     The names of the directors and executive officers of AAH Holdings, Parent and Purchaser and their present principal occupations are set forth below. Unless otherwise indicated, each individual’s principal business address is 80 Grasslands Road, Elmsford, New York, 10523. All directors and executive officers are U.S. citizens.
AAH Holdings
Directors
Michael C. Ascione
     Mr. Ascione is a Managing Director of Berkshire. Mr. Ascione’s principal business address is Berkshire Partners LLC, One Boston Place, Suite 3300, Boston, MA 02108.
Michael F. Cronin
     Mr. Cronin is a Managing Partner of Weston Presidio. Mr. Cronin’s principal business address is John Hancock Tower, 200 Clarendon Street, 50th Floor, Boston, MA 02116.
James M. Harrison
     Mr. Harrison is President and Chief Operating Officer of Parent and President and Treasurer of AAH Holdings.
Kevin M. Hayes
     Mr. Hayes is a Partner of Weston Presidio. Mr. Hayes’s principal business address is John Hancock Tower, 200 Clarendon Street, 50th Floor, Boston, MA 02116.
Jordan A. Kahn
     Mr. Kahn is Managing Director of The Kahn Group LLC. Mr. Kahn’s principal business address is The Kahn Group, Two Newton Executive Park, Suite 100, Newton, MA 02462.
Richard K. Lubin
     Mr. Lubin is a Managing Director of Berkshire. Mr. Lubin’s principal business address is Berkshire Partners LLC, One Boston Place, Suite 3300, Boston, MA 02108.
Carol M. Meyrowitz
     Ms. Meyrowitz is President and Chief Executive Officer of The TJX Companies, Inc. Ms. Meyrowitz’s principal business address is 770 Cochituate Road, Framingham, MA 01701.
John R. Ranelli
     Mr. Ranelli is the Chief Executive Officer of Mikasa, Inc. Mr. Ranelli’s principal business address is 51 Madison Avenue, New York, New York 10010.

Gerald C. Rittenberg
     Mr. Rittenberg is Chief Executive Officer of Parent and AAH Holdings.
Robert J. Small
     Mr. Small is a Managing Director of Berkshire. Mr. Small’s principal business address is Berkshire Partners LLC, One Boston Place, Suite 3300, Boston, MA 02108.
Executive Officers
Michael A. Correale, Chief Financial Officer, Vice President and Assistant Secretary
     Mr. Correale is Chief Financial Officer, Vice President and Secretary of AAH Holdings, and Chief Financial Officer of Parent.
James M. Harrison, President and Treasurer
     See above.
Gerald C. Rittenberg, Chief Executive Officer
     See above.
Parent
Directors
Michael C. Ascione
     See above, under “AAH Holdings.”
Michael F. Cronin
     See above, under “AAH Holdings.”
James Harrison
     See above, under “AAH Holdings.”
Kevin M. Hayes
     See above, under “AAH Holdings.”
Jordan A. Kahn
     See above, under “AAH Holdings.”
Richard K. Lubin
     See above, under “AAH Holdings.”
Carol M. Meyrowitz
     See above, under “AAH Holdings.”

John R. Ranelli
     See above, under “AAH Holdings.”
Gerald C. Rittenberg
     See above, under “AAH Holdings.”
Robert J. Small
     See above, under “AAH Holdings.”
Executive Officers
Gerald C. Rittenberg, Chief Executive Officer
     See above, under “AAH Holdings.”
Michael A. Correale, Chief Financial Officer
     See above, under “AAH Holdings.”
James Harrison, President and Chief Operating Officer
     See above, under “AAH Holdings.”
Purchaser
Directors
Robert J. Small
     See above, under “AAH Holdings.”
Executive Officers
Robert J. Small, President and Treasurer
     See above, under “AAH Holdings.”
Edward J. Whelan, Vice President and Secretary
     Mr. Whelan is a Principal at Berkshire. Mr. Whelan’s principal business address is Berkshire Partners LLC, One Boston Place, Suite 3300, Boston, MA 02108.
Berkshire
     Funds and accounts managed by Berkshire and its affiliates hold, directly or indirectly, a majority of the issued and outstanding equity of AAH Holdings, which in turn owns 100% of the issued and outstanding equity of Parent, which in turn owns 100% of the issued and outstanding equity of Purchaser. The principal executive offices of Berkshire are located at One Boston Place, Suite 3300, Boston, MA 02108.
     The names of the managing directors of Berkshire are set forth below. Each managing director’s principal business address is Berkshire Partners LLC, One Boston Place, Suite 3300, Boston, MA 02108. All managing directors are U.S. citizens.

Managing Directors
Michael C. Ascione
Bradley M. Bloom
Jane Brock-Wilson
Kevin T. Callaghan
J. Christopher Clifford
Carl Ferenbach
Christopher J. Hadley
Lawrence S. Hamelsky
Ross M. Jones
Richard K. Lubin
David R. Peeler
Robert J. Small